UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Farmer Bros. Co.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)
307675108
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307675108

1	Names of Reporting Persons Farmer Bros. Co. Employee Stock Ownership Plan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,024,737
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,024,737
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,737
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.63% (based on 18,210,526 shares of common stock outstanding on December 31, 2021)
12	Type of Reporting Person (See Instructions) EP

CUSIP NO. 307675108

Item 1(a)	Name of Issuer:
Farmer Bros. Co.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
1912 Farmer Brothers Drive
Northlake, Texas 76262

Item 2(a)	Name of Person Filing:
Farmer Bros. Co. Employee Stock Ownership Plan

Item 2(b)	Address of Principal Business Office or, if none, Residence:
1912 Farmer Brothers Drive
Northlake, Texas 76262

Item 2(c)	Citizenship:
Delaware

Item 2(d)	Title of Class of Securities:
Common Stock, $1.00 par value

Item 2(e)	CUSIP Number:
307675108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(f) ☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,024,737

(b)	Percent of class: 5.63% (based on 18,210,526 shares of common stock outstanding on December 31, 2021)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,024,737

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,024,737

CUSIP NO. 307675108

The Reporting Person is the Farmer Bros. Co. Employee Stock Ownership Plan (the “ESOP”). Prior to the Merger (as defined below), GreatBanc Trust Company, the trustee of the ESOP (the “Trustee”), voted the shares held by the ESOP that were allocated to participant accounts as directed by the participants or beneficiaries of the ESOP. Under the terms of the ESOP, the Trustee voted all of the shares for which no voting directions were timely received by the Trustee, in its independent fiduciary discretion. All shares held in the ESOP by the Reporting Person were allocated to ESOP participants, each of whom had sole dispositive power over their allocated shares. The Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans, which was comprised of no more than 6 members of management, administered the ESOP prior to the Merger. Effective as of January 1, 2022, the ESOP merged with and into the Farmer Bros. Co. 401(k) Plan (the “Plan”), and all assets and liabilities of the ESOP were transferred to the Plan (the “Merger”).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 307675108

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 31, 2022
By: Farmer Bros. Co., as Administrator of the Farmer Bros. Co. Employee Stock Ownership Plan

By:	/s/ Scott R. Drake
Name:	Scott R. Drake
Title:	Chief Financial Officer and Secretary